April 28, 2023

Anu Dubey

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: SmartTrust 613 (the “Fund”)

(CIK# 1936080)

Ms. Dubey:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), sponsor, depositor and principal underwriter of the Fund, is a correspondence filing in response to comment 8 from the letter dated April 24, 2023 from Anu Dubey of the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund. We have separately addressed the staff’s other comments from that letter in Amendment No. 1 to the Registration Statement on Form S-6 for the Fund filed on April 28, 2023.

Below is the anticipated portfolio for the Technology Revolution Trust II along with the corresponding “segment” associated with each issuer as defined and determined by Syntax LLC for purposes of the Syntax North America Technology Revolution Index. The portfolio is subject to change and the final portfolio for the trust will be determined at the time of deposit. The final trust portfolio will be reflected in the final Registration Statement for the Fund filed on the trust’s date of deposit.

Name of Issuer	Ticker Symbol	Syntax Business Segment
Opera Ltd	OPRA	High Performance Compute/Artificial Intelligence
Fair Isaac Corp	FICO	Banking, Insurance, & Investment Technology
Belden Inc	BDC	Robotics
Digi International Inc	DGII	Internet of Things
ATS Corp	ATS.CT	Robotics
Thermon Group Holdings Inc	THR	Internet of Things
International Money Express Inc	IMXI	Banking, Insurance, & Investment Technology
Interactive Brokers Group Inc	IBKR	Banking, Insurance, & Investment Technology
Dexcom Inc	DXCM	Internet of Things
Enova International Inc	ENVA	Banking, Insurance, & Investment Technology
Plexus Corp	PLXS	Robotics
WEX Inc	WEX	Banking, Insurance, & Investment Technology
TMX Group Ltd	X.CT	Banking, Insurance, & Investment Technology
CACI International Inc	CACI	Cybersecurity
Fortinet Inc	FTNT	Cybersecurity
Nasdaq Inc	NDAQ	Banking, Insurance, & Investment Technology
Nice Ltd	NICE	High Performance Compute/Artificial Intelligence
Johnson Controls International	JCI	Internet of Things
Equifax Inc	EFX	Banking, Insurance, & Investment Technology
Check Point Software Technology	CHKP	Cybersecurity

Tradeweb Markets Inc	TW	Banking, Insurance, & Investment Technology
ACI Worldwide Inc	ACIW	Banking, Insurance, & Investment Technology
Leidos Holdings Inc	LDOS	Cybersecurity
EVERTEC Inc	EVTC	Banking, Insurance, & Investment Technology
Arlo Technologies Inc	ARLO	Internet of Things
SK Telecom Co Ltd	SKM	5G Technology & Services
Clear Secure Inc	YOU	Cybersecurity
Alarm.com Holdings Inc	ALRM	Cybersecurity
CyberArk Software Ltd	CYBR	Cybersecurity
Marathon Digital Holdings Inc	MARA	Cryptocurrency & Blockchain

If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

/s/ CHAPMAN AND CUTLER LLP

Chapman and Cutler LLP